SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    )*

                        FIRST FINANCIAL CORPORATION
                        ---------------------------
                             (NAME OF ISSUER)

                        COMMON STOCK, NO PAR VALUE
                        --------------------------
                      (TITLE OF CLASS OF SECURITIES)


                              (CUSIP NUMBER)


                               DAVID W. MANN
                           800 WASHINGTON AVENUE
                             WACO, TEXAS 76701
                              (254) 757-2424
                              --------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                                MAY 9, 2000
                                -----------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original  and
five  copies  of  the  schedule , including  all  exhibits.    See  Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons ................................. David W. Mann
     I.R.S. Identification Nos. of Above Persons (entities only)

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ........................................................         _____
     (b) ........................................................         _____

3)   SEC Use Only

4)   Source of Funds (See Instructions)  N/A

5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e).......................................         _____

6)   Citizenship or Place of Organization ....................... United States

 Number of
Shares Bene-     (7)  Sole Voting Power .........................            78
 ficially
 Owned by
Each Reporting   (8)  Shared Voting Power .......................        92,742
  Person
   With
                 (9)  Sole Dispositive Power ....................            78

                 (10)  Shared Dispositive Power .................        92,742

   11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person ........................................        92,810

   12)  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)...............        ______

   13)  Percent of Class Represented by Amount
        in Row 11 ...............................................        53.48%

   14)  Type of Reporting Person (See Instructions) .............            IN

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

ITEM 1. SECURITY AND ISSUER.

   This statement relates to the common stock, no par value (the "Common Stock"), of First Financial Corporation, a Texas corporation ("First Financial"). First Financial's principal executive offices are located at 800 Washington Avenue, Waco, Texas 76701.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(c) David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Mr. Mann's principal occupations are President of First Financial; President of First Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas 76701; and President of Citizen's State Bank, whose address is P.O. Box 109, Woodville, Texas 75979. Mr. Mann is also an officer and director of certain insurance agencies and companies and holds positions with numerous other entities.

   (d) Mr. Mann has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Mr. Mann has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)  Mr. Mann is a citizen of the United States of America.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Not applicable.

   ITEM 4.   PURPOSE OF TRANSACTION.

    On May 9, 2000, Mr. Mann was admitted as an individual general partner of First Financial Holdings, Ltd., a Texas limited partnership
("Holdings"), which holds 92,742 shares of Common Stock. Mr. Mann is also a director and the president of FFC Holdings, Inc., a Texas corporation ("FFC Holdings"), the other general partner of Holdings. The Common Stock held by Holdings that may be deemed beneficially owned by Mr. Mann was previously acquired, and is currently held, by Holdings for investment purposes. However Mr. Mann will continue to evaluate the investment in the Common Stock by Holdings in his various capacities based on First
Financial's financial condition, results of operations and prospects as well as other then existing or anticipated facts or circumstances, including general economic, market and other financial conditions. Accordingly, Mr. Mann reserves the right to change his plans and intentions with respect to the investment by Holdings in the Common Stock covered by this statement at any time, as he deems appropriate. In particular, Mr. Mann may, at any time and

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

from time to time may acquire or dispose of, or cause Holdings to acquire or dispose of, additional shares of Common Stock. There can be no assurance that Mr. Mann will increase or decrease, or cause Holdings to increase or decrease, the investment in the Issuer. Mr. Mann reserves the right to exercise, and to cause Holdings to exercise, any and all of their respective rights as stockholders of First Financial in a manner consistent with their equity interests and to protect their investment in the Common Stock.

   Except as described in this Item 4 or elsewhere in this Schedule 13D, Mr. Mann currently has no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   Under the Holdings partnership agreement, voting and dispositive power with respect to the shares of Common Stock held by Holdings is shared by the general partners of Holdings. Mr. Mann may be deemed to be a beneficial owner of the shares of Common Stock held by Holdings because the general partners of Holdings are Mr. Mann in his individual capacity and FFC Holdings, of which Mr. Mann is president, Mr. Mann and his father, Robert A. Mann, are the directors, and the David W. Mann 1990 Trust, of which Mr. Mann is sole beneficiary and Robert A. Mann is sole trustee, is the sole shareholder. Mr. Mann is also a limited partner of Holdings. Mr. Mann, as the president, sole director and owner of 100% of the outstanding stock of Barclay, Inc. ("Barclay"), which owns 78 shares of Common Stock, may be deemed to beneficially own such shares of Common Stock. Mr. Mann disclaims beneficial ownership of the Common Stock beneficially owned by Holdings except to the extent of his actual individual pecuniary interest therein.

   Based upon the information contained in First Financial's Form 10-KSB for the fiscal year ended December 31, 1999 that there were 173,528 shares of Common Stock issued and outstanding as of March 31, 2000, Mr. Mann owns or may be deemed to own 53.48% of the outstanding shares of Common Stock.

   Except as set forth above, Mr. Mann does not beneficially own any shares of Common Stock.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Except as described in Items 3 and Item 5 of this Schedule 13D, Mr. Mann does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of First Financial, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   Not Applicable.

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

                                 SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 19, 2000                 DAVID W. MANN

                                      /S/ David W. Mann
                                      ----------------------------



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